Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Nine months ended
	September 30,	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings (loss):
Loss before income taxes	$(82,370)	$(101,801)	$(82,882)	$(76,860)	$(58,794)	$(54,430)
Add:
Interest expense	1,977	2,719	2,966	2,691	2,771	3,253
Estimated interest factor in rental expense	1,255	1,729	1,720	1,849	1,871	1,834

Total loss	$(79,138)	$(97,353)	$(78,196)	$(72,320)	$(54,152)	$(49,343)

Fixed Charges:
Interest expense	$1,977	$2,719	$2,966	$2,691	$2,771	$3,253
Estimated interest factor in rental expense	1,255	1,729	1,720	1,849	1,871	1,834

Total fixed charges	$3,232	$4,448	$4,686	$4,540	$4,642	$5,087

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

(1)
For the nine months ended September 30, 2011, and the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, our earnings were insufficient to cover fixed charges by $82.4 million, $101.8 million, $82.9 million, $76.9 million, $58.8 million and $54.4 million, respectively.